Rogers Communications Reports Strong First Quarter 2003 Results

Revenue Grows 14%, Operating Profit up 29% and Capital Expenditures Decline
22% as Cable, Wireless and Media All Deliver Solid Results

TORONTO (April 17, 2003) – Rogers Communications Inc. (“RCI” or “the Company”) today announced its consolidated financial and operating results for the first quarter ended March 31, 2003.

Financial highlights (in thousands of dollars except per share amounts) are as follows:

Three Months Ended March 31,	2003	2002	% Change

Operating revenue	1,123,150	984,632	14.1
Operating profit (1)	309,273	239,041	29.4
Net income (loss) (2)	23,735	(97,563)	—
Net income (loss) per share	0.06	(0.53)	—
Net income (loss) (excl. non-recurring items)(2)	23,735	(108,947)	—
Net income (loss) per share (excl. non-recurring items)	0.06	(0.59)	—
Property, plant and equipment expenditures	188,950	242,043	(21.9)

(1)	Operating profit is defined herein as operating income before depreciation, amortization, interest, income taxes, non-operating items and non-recurring items (as detailed below) and is a standard measure that is commonly reported and widely used in the communications industry to assist in understanding and comparing operating results. Operating profit is not a defined term under generally accepted accounting principles (“GAAP”). Accordingly, this measure should not be considered as a substitute or an alternative for net income (loss) or cash flow, in each case as determined in accordance with GAAP. See “Reconciliation to Net Income (Loss)” for a reconciliation of operating profit to operating income and net income (loss) under GAAP.

(2)	Non-recurring items for the periods presented are as follows.

	Three Months Ended March 31,

(In millions of dollars)	2003	2002	Chg	% Chg

Change in estimates of sales tax and CRTC contribution liabililites	$—	$12.3	(12.3)	—
Gain on sale of assets and investments	—	0.8	(0.8)	—
Writedown of investments	—	(2.0)	2.0	—
Other	—	0.3	(0.3)	—

	$—	$11.4	(11.4)	—

Highlights of the first quarter of 2003 included the following:

•	Operating revenue grew 14.1% for the quarter, with all three operating companies contributing double-digit year-over-year growth, including 12.5% growth at Cable, 16.3% growth at Wireless and 11.3% growth at Media.

•	Consolidated quarterly operating profit grew 29.4% year-over-year, with 19.8% growth at Cable, 40.5% growth at Wireless and 42.9% growth at Media.

•	Expenditures on property, plant and equipment declined by 21.9% for the quarter as compared to previous year levels, with spending down 26.8% at Cable and down 23.2% at Wireless.

•	Basic cable subscriber levels held steady with a decrease of approximately 700 subscribers while broadband Internet grew by 50,300 subscribers and digital cable households increased by 33,100.

Cable’s financial and subscriber results were supported by reduced activity levels, reflecting improved product churn levels and enhanced network stability.

•	Wireless postpaid quarterly net activations of 61,200 voice and data subscribers were up 6.1% from the previous year, driven by the combination of increased gross activations and improved churn levels. Average monthly postpaid churn for the first quarter declined to 1.82% while postpaid ARPU increased 2.2% to $54.52.

•	In the seasonally lowest quarter of the year, revenue at Media increased 11.3% year-over-year, due largely to the success of the newly launched OMNI.2 multicultural television station, the acquisition of 13 radio stations in April 2002 and the year-over-year growth at both Sportsnet and The Shopping Channel.

•	The Company acquired 3.0 million Subordinate Voting shares of Cogeco Cable Inc. in exchange for 2.7 million Class B Non-Voting shares of RCI from a group of investors unaffiliated with Cogeco.

•	The Company served notice of its intention to redeem its US$54.643 million 9-1/8% Senior Notes due 2006. The redemption date will be April 14, 2003, at a redemption price of $101.521 plus accrued interest.

“The solid financial and operating results of the first quarter were an excellent start to the year and were balanced across all of the operating companies,” said Ted Rogers, President and CEO of Rogers Communications. “In both our Cable and Wireless businesses we’ve succeeded in strengthening our sales and marketing, reducing churn, driving down activity levels and lowering capital expenditures, while Media has benefited particularly from the strong results at two of its newest properties, OMNI.2 and Sportsnet. All three of these businesses are well-positioned strategically in their respective markets, have excellent operating management and are well-financed for continued success into the future.”

Consolidated Results of Operations for the First Quarter Ended March 31, 2003

	Three Months Ended March 31,

(In millions of dollars)	2003	2002	Chg	% Chg

Operating revenue
Cable	428.0	380.5	47.5	12.5
Wireless	509.9	438.3	71.6	16.3
Media	196.7	176.8	19.9	11.3
Corporate items and eliminations	(11.4)	(11.0)	(0.4)	(3.6)

Total operating revenue	1,123.2	984.6	138.6	14.1

Operating profit(1)
Cable	157.3	131.3	26.0	19.8
Wireless	155.8	110.9	44.9	40.5
Media	6.0	4.2	1.8	42.9
Corporate items and eliminations	(9.8)	(7.4)	(2.4)	(32.4)

Total operating profit	309.3	239.0	70.3	29.4

(1)	Operating profit is defined as operating income before management fees (which are paid to RCI and eliminated on consolidation), interest, income taxes, depreciation, amortization and non-recurring and non-operating items.

The consolidated revenue increase of 14.1% over the first quarter of 2002 was the result of all three operating segments reporting strong year-over-year growth. Cable revenue increased 12.5%, driven by growth in its Internet and digital cable subscriber bases, as well as the impact of cable and Internet price increases implemented during 2002. Wireless revenue increased 16.3%, driven by an 11.7% increase in the postpaid subscriber base and improvement in monthly average revenue per postpaid subscriber. Revenue growth at Media of 11.3% was attributable to the newly launched

OMNI.2 multicultural television station, the impact of the acquisition of 13 radio stations in April of last year and organic revenue growth across all of the other Media divisions.

Consolidated operating profit for the quarter increased by $70.3 million, or 29.4%, from the corresponding quarter in 2002. Each of the segments contributed to this increase, with Cable operating profit up $26.0 million or 19.8%, Wireless up $44.9 million or 40.5% and Media up $1.8 million or 42.9%.

Reconciliation to Net Income (Loss)

On a consolidated basis, after taking into account the other income and expense items as detailed below, the Company recorded net income of $23.7 million for the first quarter, compared to a loss of $97.6 million in the first quarter of 2002.

Other income and expense items that are required to reconcile operating profit with operating income and net income (loss) as defined under Canadian GAAP are as follows:

	Three Months Ended March 31,

(In millions of dollars)	2003	2002	Chg	% Chg

Operating profit (1)	309.3	239.0	70.3	29.4
Wireless change in estimates of sales tax and CRTC contribution liability	—	12.3	(12.3)	(100.0)
Depreciation and amortization	(248.3)	(235.9)	(12.4)	(5.3)

Operating income	61.0	15.4	45.6	296.1
Interest on long-term debt	(123.5)	(108.6)	(14.9)	(13.7)
Income (loss) from investments accounted for by the equity method	(11.9)	(14.3)	2.4	16.8
Foreign exchange gain (loss)	120.5	(1.4)	121.9	—
Other	0.9	3.5	(2.6)	(74.3)
Income taxes	(7.1)	(10.4)	3.3	31.7
Non-controlling interest	(16.2)	18.2	(34.4)	—

Net income (loss)	23.7	(97.6)	121.3	—

(1)	Operating profit is defined as operating income before management fees (which are paid to RCI and eliminated on consolidation), interest, income taxes, depreciation, amortization and non-recurring and non-operating items.

Depreciation and Amortization

The increase in depreciation and amortization expense is directly attributable to the increased property, plant and equipment (“PP&E”) asset levels, primarily at Cable and Wireless, associated with higher than current PP&E spending levels over the past several years.

Interest on Long-Term Debt

The $14.9 million increase in interest expense in the first quarter of 2003 compared to the same period in 2002 is largely attributable to the larger portion of fixed-rate debt (with higher interest rates than floating-rate debt) in the quarter ended March 31, 2003, compared to the previous period. Long-term debt was $5.767 billion at March 31, 2002, and has decreased marginally to approximately $5.727 billion at March 31, 2003, as a result of the foreign exchange fluctuations on the unhedged portion of long-term debt and the Company’s utilization of cash of over $490 million as at March 31, 2003, to pay down bank debt at Cable and Media.

Income (Losses) from Investments Accounted for by the Equity Method

The Company records losses and income from investments that it does not control, but over which it is able to exercise significant influence, by the equity method. The equity loss for the first quarter was $11.9 million, consisting of a $13.5 million loss at the Toronto Blue Jays offset by earnings of $1.6 million from other investments accounted for by the equity method. On a cash basis, the Company advanced the Toronto Blue Jays $1.4 million in the quarter to finance the cash operating deficiency of the Toronto Blue Jays.

Foreign Exchange

The Company adopted the amendments to the CICA Handbook Section 1650 on Foreign Currency Translation effective January 1, 2002. As a result, foreign currency translation gains and losses are recorded as a period gain or loss. In the first quarter of 2003, the Canadian dollar strengthened against the U.S. dollar, giving rise to the $120.5 million foreign exchange gain recorded by the Company.

Income Taxes

Income taxes in the first quarter include a current income tax expense of $3.9 million related to Canada’s Large Corporations tax and a non-cash future income tax expense of $3.2 million.

Non-Controlling Interest

Non-controlling interest, representing 44.2% of Wireless’ net income (loss), was an expense of $16.2 million as compared to a gain of $18.2 million, reflecting net income at Wireless in the first quarter of 2003 as compared to a loss in 2002.

Net Income (Loss) and Net Income (Loss) Per Share

	Three Months Ended March 31,

(In millions of dollars, except per share data)	2003	2002	Chg	% Chg

Net income (loss)	$23.7	$(97.6)	121.3	—
Net income (loss) per share(1)	0.06	(0.53)	0.59	—
Net income (loss) (excl. non-recurring items)	23.7	(108.9)	132.7	—
Net income (loss) per share (excl. non-recurring items)(1)	0.06	(0.59)	0.65	—

(1)	Per share amounts are calculated as loss for the period after distributions and accretion of interest on Convertible Preferred Securities, net of tax.

The Company recorded net income of $23.7 million, or $0.06 per share, compared to a loss of $97.6 million, or $0.53 per share, in the first quarter of 2002. Excluding non-recurring items in both periods, the Company recorded net income of $23.7 million, or $0.06 per share, compared to a loss of $108.9 million, or $0.59 per share, in the first quarter of the previous year.

Distributions and accretion of interest on Convertible Preferred Securities, net of tax, of $10.0 million and $14.5 million in the first quarter of 2003 and 2002, respectively, had the impact of decreasing basic Earnings per Share (“EPS”) by $0.05 and $0.08, respectively. See Note 5 to the Consolidated Financial Statements included herein.

Rogers Cable

	Three Months Ended March 31,

(In millions of dollars, except margin)	2003	2002	Chg	% Chg

Core cable revenue	284.0	268.0	16.0	6.0
Internet revenue	75.3	51.4	23.9	46.5

Total Cable revenue	359.3	319.4	39.9	12.5
Video Stores revenue	69.5	61.9	7.6	12.3
Intercompany eliminations	(0.8)	(0.8)	-	-

Operating revenue	428.0	380.5	47.5	12.5

Operating profit (1)	157.3	131.3	26.0	19.8
Cable operating profit margin(2)	42.7%	40.0%	2.7%
Video Stores operating profit margin(2)	5.7%	5.9%	(0.2%)

(1)	Operating profit is defined as operating income before management fees (which are paid to RCI and eliminated on consolidation) and before interest, income taxes, depreciation, amortization and non-recurring and non-operating items.

(2)	Before deduction of management fees paid to RCI and intercompany eliminations.

The 6.0% year-over-year increase in core cable revenue was driven largely by rate increases introduced in the latter part of 2002 combined with increased penetration of digital subscribers. Average monthly revenue per core cable subscriber has increased to $41.71 in the first quarter from $39.24 in the first quarter of 2002.

The 46.5% increase in Internet revenues was driven by the 37.9% year-over-year growth in Internet subscriber levels combined with price increases put in place during 2002 and the first quarter of 2003.

The 12.3% increase in Video Stores revenue was driven by a year-over-year increase of 10 locations to 270 at the end of the quarter combined with an increase in same store revenues of 9.8% compared to the first quarter of 2002.

The 19.8% year-over-year increase in quarterly operating profit reflects the 12.5% revenue growth rate, which was only partially offset by the 8.6% increase in operating expenses.

Cable Subscriber Results

	Three months ended March 31,

(Subscriber statistics in thousands)	2003	2002	Chg	% Chg

Homes passed(1)	3,134.9	3,048.5	86.4	2.8
Basic cable subscribers	2,269.7	2,268.0	1.7	0.1
Basic cable, net additions (losses)	(0.7)	(18.5)	17.8	96.2
Internet subscribers	689.7	500.0	189.7	37.9
Internet, net additions	50.3	21.2	29.1	137.3
Digital terminals in service	493.5	302.4	191.1	63.2
Digital terminals, net additions (losses)	37.3	(11.9)	49.2	—
Digital households	434.6	259.4	175.2	67.5
Digital households, net additions (losses)	33.1	(12.6)	45.7	—
VIP Customers	610.7	518.5	92.2	17.8
VIP Customers, net additions	17.7	21.0	(3.3)	(15.7)

(1)  March 31, 2002 homes passed includes adjustment of 59,700 associated with system swaps, acquisitions and true ups.

Basic cable subscriber net losses of approximately 700 in the first quarter of the year were significantly improved from the net loss of 18,500 in the first quarter of 2002. In 2002, Cable focused heavily on enhancing its marketing and retention tactics with the aim of increasing subscriber awareness of the benefits and quality of its advanced cable offerings in relation to competing offerings. These efforts were successfully intensified and focused late in 2002 and early in 2003 to reduce and mitigate basic cable subscriber losses.

Digital subscribers (households) increased by 33,100 in the quarter, driven by increased marketing aimed at creating greater awareness of the value and features of digital cable, as well as the continued sale of bundled offerings combining digital cable with broadband Internet access. The increase in digital subscribers in the first quarter of the year was in contrast to the loss of digital households in the first quarter of 2002, which coincided with the expiration of free preview periods for numerous new digital specialty channels launched in the last quarter of 2001. At March 31, 2003, the penetration of digital households as a percentage of basic subscribers was 19.1%, up from 11.4% at March 31, 2002.

Cable added 50,300 net broadband Internet subscribers during the quarter, bringing the total Internet subscriber base to 689,700, including scheduled pending connections. Year-over-year, the Internet subscriber base has grown by 189,700 subscribers, or 37.9%, resulting in 22.0% penetration as a percentage of homes passed. Broadband Internet subscriber net additions were helped by reduced churn levels compared to the previous year reflecting, overall network quality and stability, as well as Cable’s increased bundling of this product with its other services and improved customer service processes.

Cable Operating Expenses

	Three Months Ended March 31,

(In millions of dollars)	2003	2002	Chg	% Chg

Cable and Internet operating expenses	205.9	191.7	14.2	7.4
Video Stores operating expenses	65.6	58.3	7.3	12.5
Intercompany eliminations	(0.8)	(0.8)	—	—

Total operating expenses	270.7	249.2	21.5	8.6

The 8.6% quarterly increase in operating expenses is attributable to operating increases in both cable operations, which includes digital cable and Internet, and Video Stores. The 7.4% operating expense increase in cable operations primarily reflects increased programming costs associated with a larger number of digital subscribers, increased costs related to the growth in the broadband Internet subscriber base and increased sales and marketing costs related to digital cable, Internet and bundled offerings. Offsetting these increases are customer service costs, which remained flat year-over-year as Cable’s customer focused initiatives, improved network stability and lower churn levels have resulted in lower activity levels per customer.

The Video Store operating expense increase primarily reflects the increase in the number of locations, which have grown from 260 at March 31, 2002 to 270 at March 31, 2003.

Cable Property, Plant and Equipment Expenditures

	Three Months Ended March 31,

(In millions of dollars)	2003	2002	Chg	% Chg

Customer premise equipment	36.3	44.8	(8.5)	(19.0)
Scaleable infrastructure	8.2	21.7	(13.5)	(62.2)
Line extensions	11.7	12.2	(0.5)	(4.1)
Upgrade and rebuild	28.4	38.7	(10.3)	(26.6)
Support capital	11.7	16.0	(4.3)	(26.9)

Core Cable PP&E expenditures	96.3	133.4	(37.1)	(27.8)
Video Stores PP&E expenditures	2.0	0.9	1.1	122.2

Rogers Cable PP&E expenditures	98.3	134.3	(36.0)	(26.8)

Property, plant and equipment (“PP&E”) expenditures for the quarter declined by $36.0 million compared to the same quarter in 2002. This decrease is attributable to reductions in three principal PP&E categories: customer premise equipment (“CPE”), which includes customer equipment and associated installation costs scaleable infrastructure, which includes non-CPE costs to meet business growth and provide service enhancements, and upgrade and rebuild expenditures. These reductions are in keeping with the capital spending reductions anticipated for fiscal 2003.

Rogers Wireless

	Three Months Ended March 31,

(In millions of dollars, except margin)	2003	2002	Chg	% Chg

Operating revenue (2)
Postpaid (voice and data)	434.4	371.9	62.5	16.8
Prepaid	21.1	20.6	0.5	2.4
One-way messaging	7.5	9.1	(1.6)	(17.6)

Network revenue	463.0	401.6	61.4	15.3
Equipment revenue	46.9	36.7	10.2	27.8

Operating revenue	509.9	438.3	71.6	16.3

Wireless operating profit(1)	155.8	110.9	44.9	40.5
Operating profit margin-based network revenue	33.7%	27.6%

(1)	Operating profit is defined as operating income before management fees (which are paid to RCI and eliminated on consolidation) and before depreciation, amortization, interest, income taxes and non-operating and non-recurring items.

(2)	The previous period’s presentation of revenue categories has been reclassified to conform to the current presentation. See discussion under Wireless Subscriber results.

The 15.3% increase in network revenue was driven by an 11.7% increase in the total number of voice and data subscribers compared to the first quarter of 2002, combined with a 3.7% increase in blended average monthly revenue per user (“ARPU”). The increase in the year-over-year ARPU is attributable to industry pricing stability, customer mix and the impact of increased wireless data usage.

The 40.5% year-over-year increase in quarterly operating profit was a result of the 15.3% network revenue growth, partially offset by an increase of 5.6% in total operating expenses, including retention, sales and marketing costs.

Wireless Subscriber Results

	Three Months Ended March 31,

(Subscriber statistics in thousands, except ARPU, churn and usage)	2003	2002	Chg	% Chg

Postpaid (Voice and Data)(1)
Gross additions	205.3	189.2	16.1	8.5
Net additions	61.2	57.7	3.5	6.1
Total subscribers	2,690.6	2,351.7	338.9	14.4
ARPU ($)	54.52	53.37	1.15	2.2
Average monthly usage (minutes)	331	301	30	10.0
Churn	1.82%	1.89%	(0.07%)	(3.7)
Prepaid
Gross additions	48.8	56.2	(7.4)	(13.2)
Net additions (losses)	(11.0)	10.8	(21.8)	—
Total subscribers	767.7	745.4	22.3	3.0
ARPU ($)(2)	9.09	9.26	(0.17)	(1.8)
Churn	2.57%	2.04%	0.53%	26.0
Total - Postpaid and Prepaid
Gross additions	254.1	245.4	8.7	3.5
Net additions	50.2	68.5	(18.3)	(26.7)
Total subscribers	3,458.3	3,097.1	361.2	11.7
ARPU (blended) ($)(2)	44.26	42.69	1.57	3.7
One-Way Messaging
Gross additions	13.2	15.0	(1.8)	(12.0)
Net additions	(13.2)	(21.8)	8.6	—
Total subscribers	289.1	348.8	(59.7)	(17.1)
ARPU ($)	8.42	8.41	0.01	0.1
Churn	2.96%	3.38%	(0.42%)	(12.4)

(1)	The previous period’s subscriber and per subscriber presentation has been reclassified to conform to the current presentation.

(2)	Prepaid ARPU is calculated on net wholesale revenues to Wireless.

Wireless has introduced an enhanced reporting classification for stratifying subscriber and revenue categories, which more clearly reflects the emergence of data products and integrated voice and data devices. Concurrently, Wireless changed the classification of subscribers of certain resale two-way messaging arrangements for reporting purposes. The previous period’s subscriber and revenue categories have been reclassified to conform to this current presentation. A schedule outlining the reclassification of revenue and subscriber categories by quarter for 2001 and 2002 to conform to the current presentation appears as supplemental information at the end of this release. Wireless now reports subscribers and revenues in three categories: postpaid, prepaid and one-way messaging. Postpaid includes voice only and data only subscribers, as well as subscribers with service plans integrating both voice and data. In addition, Wireless previously reported certain resale two-way messaging subscribers as individual subscribers. However, with roaming capabilities on data networks, it is increasingly difficult to determine if these resale two-way messaging customers are permanently resident on Wireless’ data network or are transient roamers temporarily utilizing Wireless’ network. Accordingly, only those data subscribers that are known to be permanently resident on Wireless’ network will be treated as subscribers.

These enhancements to the classification of subscriber and revenue categories had no impact on the reporting of total revenues, expenses or operating profit in the current or previous periods.

Postpaid voice and data subscriber additions in the quarter represented 80.8% of total gross activations and in excess of 100% of total net additions. Wireless continued its strategy of targeting higher value postpaid subscribers and selling its prepaid handsets at higher price points which contributed significantly to the mix of postpaid versus prepaid subscribers.

The 2.2% increase in average monthly revenue per postpaid voice and data subscriber compared to the first quarter of the previous year reflects Wireless’ success in attracting a greater share of high value customers, stability of industry pricing, and the impact of data revenue growth. The increase in data revenue from $5.5 million to $13.3 million represented approximately 75% of the 2.2% ARPU increase. The 1.8% decline in average monthly revenue per prepaid subscriber versus the previous year’s first quarter is primarily a result of lower usage by this customer segment.

The continuing trend of lower postpaid voice and data subscriber churn, as reflected in the 1.82% rate in the current quarter, is directly related to both Wireless’ strategy of acquiring higher value, more stable customers and its enhanced focus on customer retention. Wireless’ focus on customer retention aims to ensure that customers receive responsive, quality service at every point of contact with Wireless. Wireless attributes the increase in prepaid churn to 2.57% in the quarter to competitive prepaid offers and price increases implemented in the second half of 2002.

One-way messaging (or “paging”) subscriber churn has declined to 2.96% from 3.38% in the first quarter of the previous year. With almost 290,000 paging subscribers, Wireless continues to view paging as a profitable but mature business segment.

Wireless Operating Expenses

	Three Months Ended March 31,

(In millions of dollars, except per subscriber statistics.)	2003	2002	Chg	% Chg

Operating expenses before sales and marketing costs (1)(2)	192.8	192.6	0.2	0.1
Sales and marketing costs	114.4	98.2	16.2	16.5

	307.2	290.8	16.4	5.6
Average monthly operating expenses per subscriber before sales and marketing (1) (2)	17.25	18.74	(1.49)	(8.0)
Sales and marketing cost per gross subscriber addition (1)	428	377	51	13.5

(1)	The previous period’s presentation has been reclassified to conform to the current presentation. Retention costs are included in operating expenses before sales and marketing costs.

(2)	Operating expenses for the three months ended March 31, 2002 exclude the benefit of non-recurring items of $12.3 million.

Total operating expenses (including retention costs) before sales and marketing costs remained relatively flat compared to the same period in the previous year, but declined 8.0% on a per subscriber basis as the total voice and data subscriber base increased by 11.7%. Wireless has focused on maintaining operating expense levels as its subscriber base has grown, through capturing operating and scale efficiencies in many areas of its business.

The year-over-year increase in sales and marketing costs, both in total and on a per gross addition basis, reflects the impact of acquiring a greater proportion of higher value and term contract customers which generally requires a higher associated variable cost of acquisition.

Wireless Property, Plant and Equipment Expenditures

	Three months ended March 31,

(In millions of dollars)	2003	2002	Chg	% Chg

Property, plant and equipment expenditures	77.7	101.2	(23.5)	(23.2)

Total PP&E expenditures for the first quarter were $77.7 million, $23.5 million less than the first quarter of 2002. Network related PP&E expenditures totalled $59.7 million in the quarter, lower by $13.4 million compared to the first quarter of 2002, due primarily to the fact that 2002 included spending related to the overlay of the GSM/GPRS network. Network spending in the first quarter of 2003 was related mainly to capacity investments, including continued spending on the deployment of GSM/GPRS network functionality in the 850 Megahertz (“MHz”) frequency band. The investment in 850 MHz GSM/GPRS network infrastructure will provide superior in-building and rural coverage while at the same time adding capacity to support future subscriber growth. In addition, in the quarter Wireless spent $18.0 million on information technology and general PP&E, compared to $28.1 million in the first quarter of 2002. The expansion of the corporate office facility, which is included in general PP&E, resulted in spending of $7.1 million in the first quarter of 2003, which is similar to the amount spent in the first quarter of 2002.

Rogers Media

	Three Months Ended March 31,

(In millions of dollars)	2003	2002	Chg	% Chg

Operating revenue
Publishing	66.0	63.7	2.3	3.6
Radio	36.9	31.5	5.4	17.1
Television	41.8	33.9	7.9	23.3
The Shopping Channel	52.0	47.7	4.3	9.0

Total operating revenue	196.7	176.8	19.9	11.3

Operating profit(1)
Publishing	0.5	1.4	(0.9)	(64.3)
Radio	3.2	3.3	(0.1)	(3.0)
Television	0.7	(1.9)	2.6	—
The Shopping Channel	4.0	3.7	0.3	8.1
Corporate items and eliminations	(2.4)	(2.3)	(0.1)	(4.3)

Total operating profit(1)	6.0	4.2	1.8	42.9

(1)	Operating profit is defined as operating income before management fees (which are paid to RCI and eliminated on consolidation), interest, income taxes, depreciation, amortization and non-recurring and non-operating items.

Media revenue for the quarter of $196.7 million was $19.9 million, or 11.3%, higher than the corresponding period in 2002. This increase primarily reflects the acquisition of 13 radio stations in April 2002, which largely contributed to the year-over-year growth at Radio. The launch of OMNI.2 in the third quarter of 2002 and the growth in revenues at Sportsnet resulted in the year- over-year growth at Television, with the remaining increases due to increases at The Shopping Channel and Publishing divisions.

Overall, quarterly operating profit for Media increased by $1.8 million, or 42.9%, year-over-year, primarily reflecting the results of OMNI.2 and Sportsnet of the Television division.

Liquidity and Capital Resources

Cash flow from operating activities before changes in working capital for the first quarter increased by $62.5 million to $188.5 million, reflecting the increase in operating profit levels. Taking into account the changes in working capital, cash flow from operating activities for the quarter declined by $44.8 million to $20.7 million, from $65.5 million in the previous period. Details of the changes in non-cash working capital for the first quarter of 2003 and 2002 are detailed in Note 7 of the Consolidated Financial Statements included herein. The primary driver of the year-over-year change in non-cash working capital items, was the reduced level of accounts payable and accrued liabilities, reflecting payments to suppliers for the accelerated capital spending in the fourth quarter of 2002, combined with reduced capital spending in the first quarter of 2003, compared to 2002, representing the use of cash of $107.3 million.

In aggregate, other sources of funds during the first quarter totalled approximately $157.7 million. The sources of these funds were (1) $156.0 million proceeds received from net advances under bank credit facilities and (2) $1.7 million from the issue of Class B Non-Voting shares under employee share purchase plans and the exercise of employee stock options.

The funds used during the first quarter totalled approximately $201.2 million and were composed of (1) the purchase of $189.0 million of PP&E, (2) $8.3 million in distributions on Convertible Preferred Securities, (3) other investments of $2.8 million of which $1.4 million relates to advances to the Toronto Blue Jays and (4) repayment of obligations under mortgages and capital leases of $1.2 million.

As a result of the above, the Company’s cash flow deficiency in the first quarter was $22.8 million, which, together with the opening cash on hand of $26.9 million, resulted in a closing cash balance of $4.1 million.

The Company’s available liquidity at March 31, 2003, was approximately $1.84 billion, represented by availability under committed bank credit facilities at Wireless, Cable and Media and funds available through the repayment of intercompany debt.

Financing

On April 14, 2003, Rogers Communications Inc. redeemed all of its US$54.643 million 9-1/8% Senior Notes due 2006 at a redemption price of $101.521 plus accrued interest.

Rogers Communications Inc.
Consolidated Statements of Income

	Three Months Ended March 31,
(In thousands of dollars except per share data)	2003	2002

Operating revenue	$1,123,150	$984,632
Operating, general and administrative expenses	813,877	745,591

Operating income before the following:	309,273	239,041
Change in estimates of sales tax and CRTC contribution liabilities	—	(12,331)
Depreciation and amortization	248,320	235,861

Operating income	60,953	15,511
Interest on long-term debt	(123,547)	(108,635)

	(62,594)	(93,124)
Gain on sale of other investments	—	767
Writedown of investments	—	(2,000)
Losses from investments accounted for by the equity method	(11,852)	(14,255)
Foreign exchange gain (loss)	120,467	(1,356)
Investment and other income	1,006	4,603

Income (loss) before income taxes and non-controlling interest	47,027	(105,365)

Income tax expense
Current	3,948	4,201
Future	3,185	6,166

	7,133	10,367

Income (loss) before non-controlling interest	39,894	(115,732)
Non-controlling interest	(16,159)	18,169

Net income (loss) for the period	$23,735	$(97,563)

Earnings (loss) per share (Note 5):
Basic	$0.06	$(0.53)
Diluted	0.06	(0.53)

Weighted average number of Class A and Class B shares outstanding for the period (in thousands)
Basic	216,595	210,373
Diluted	220,093	210,373

Rogers Communications Inc.
Consolidated Statements of Cash Flows

	Three Months Ended March 31,
(In thousands of dollars)	2003	2002

Cash provided by (used in):
Operating activities:
Net income (loss) for the period	$23,735	$(97,563)
Adjustments to reconcile net income (loss) to cash flows from operating activities:
Depreciation and amortization	248,320	235,861
Future income taxes	3,185	6,166
Non-controlling interest	16,159	(18,169)
Change in estimate of sales tax liability	—	(19,157)
Unrealized foreign exchange loss (gain)	(117,384)	364
Gain on sale of subsidiary, net	—	1,233
Losses from investments accounted for by the equity method	11,852	14,255
Accrued interest due on repayment of certain notes payable	2,675	2,668
Dividends from associated companies	—	338

	188,542	125,996
Change in non-cash working capital items (Note 7)	(167,865)	(60,542)

	20,677	65,454
Financing activities:
Issue of long-term debt	296,000	1,292,828
Repayment of long-term debt	(141,201)	(519,100)
Financing costs incurred	—	(13,858)
Issue of capital stock	1,710	3,718
Dividends on Convertible Preferred Securities	(8,250)	(8,250)

	148,259	755,338
Investing activities:
Additions to property, plant and equipment	(188,950)	(242,043)
Proceeds on sale of investments	—	1,474
Other investments	(2,816)	(4,224)

	(191,766)	(244,793)

Increase (decrease) in cash and cash equivalents	(22,830)	575,999
Cash and cash equivalents, beginning of period	26,884	17,201

Cash and cash equivalents, end of period	$4,054	$593,200

Supplemental cash flow information:
Interest paid	$85,472	$82,130
Income taxes paid	4,347	4,535

Supplemental disclosure of non-cash financing and investing activities:
Accretion on Preferred Securities	$—	$(7,723)
Class B Non-Voting shares issued on conversion of Series B and E Convertible Preferred shares	—	1,700
Class B Non-Voting shares issued in consideration for acquisition of shares of Cogeco Cable Inc.	35,181	—
Issue of Series XXXIII Preferred shares	—	1,042

Cash and cash equivalents are defined as cash and short-term deposits, which have an original maturity of less than 90 days, less bank advances.

Rogers Communications Inc.
Consolidated Balance Sheets

	March 31,	December 31,
(In thousands of dollars)	2003	2002

Assets
Property, plant and equipment	$5,004,390	$5,051,998
Goodwill	1,890,696	1,892,060
Other intangible assets	422,755	423,674
Investments (Note 2)	250,204	223,937
Cash and cash equivalents	4,054	26,884
Accounts receivable	454,294	512,127
Deferred charges	173,984	184,840
Other assets	245,872	208,983

	$8,446,249	$8,524,503

Liabilities and Shareholders’ Equity
Liabilities:
Long-term debt (Note 3)	$5,727,561	$5,687,471
Accounts payable and accrued liabilities	943,647	1,140,578
Unearned revenue	117,829	110,320
Deferred gain	21,191	21,847
Future income taxes	27,715	27,716

	6,837,943	6,987,932
Non-controlling interest	148,695	132,536
Shareholders’ equity (Note 4)	1,459,611	1,404,035

	$8,446,249	$8,524,503

Rogers Communications Inc.
Consolidated Statements of Deficit

	March 31,	December 31,
(In thousands of dollars)	2003	2002

Deficit, beginning of period	$(415,589)	$(660,022)
Net income (loss) for the period	23,735	312,032
Distribution on Convertible Preferred Securities	(5,051)	(20,262)
Accretion on Collateralized Equity Securities	—	(19,745)
Accretion on Preferred Securities	—	(27,592)

Deficit, end of period	$(396,905)	$(415,589)

Rogers Communications Inc.
Notes to Consolidated Financial Statements
Three Months Ended March 31, 2003 and 2002

These interim Consolidated Financial Statements do not include all of the disclosures required by generally accepted accounting principles (“GAAP”) and should be read in conjunction with the audited Consolidated Financial Statements including the notes thereto for the year ended December 31, 2002.

1.  Basis of Presentation and Accounting Policies

The interim Consolidated Financial Statements include the accounts of Rogers Communications Inc. and its subsidiaries (collectively “Rogers” or “the Company”). The notes presented in these interim Consolidated Financial Statements include only significant changes and transactions occurring since the Company’s last year end and are not fully inclusive of all matters normally disclosed in the Company’s annual audited consolidated financial statements. As a result, these interim financial statements should be read in conjunction with the Company’s Consolidated Financial Statements and notes thereto for the year ended December 31, 2002.

These interim Consolidated Financial Statements follow the same accounting policies and methods of application as the most recent annual financial statements.

2.  Investments, at Book Value

			March 31,	December 31,
(In thousands of dollars)			2003	2002

		Quoted
		Market	Book	Book
Description		Value	Value	Value

Investments accounted for by the equity method
Blue Jays Holdco.			$110,696	$122,844
Other			8,778	7,079

			119,474	129,923
Investments, accounted for by the cost method, net of writedowns
Publicly traded companies:
Cogeco Cable Inc.	7,253,800 Subordinate Voting Common shares (2002 - 4,253,800)	$98,434	75,935	40,454
Cogeco Inc.	2,724,800 Subordinate Voting Common shares	34,605	28,610	28,610
Other publicly traded companies		24,670	10,323	10,323

		157,709	114,868	79,387
Private companies			15,862	14,627

			$250,204	$223,937

(i)	Blue Jays Holdco

The reduction in the carrying value of Blue Jays Holdco from December 31, 2002, of $12.1 million reflects the equity loss for the three months ended March 31, 2003, of $13.5 million (2002 - $15.0 million), offset by cash advances in the three months ended March 31, 2003, of $1.4 million (2002 - nil).

(ii)	Investment in Cogeco Cable Inc.

In March 2003, the Company entered into agreements to purchase 3.0 million Subordinate Voting shares of Cogeco Cable Inc. in exchange for 2.7 million Class B Non-Voting shares of the Company from a group of investors unaffiliated with Cogeco. This transaction and number of shares exchanged was based on the closing market value of Cogeco Cable Inc. on the date of the transaction of $11.727 per share (Note 4(i)) and had the effect of increasing the investment in Cogeco Cable Inc. by $35.5 million, representing an approximate 18.19% equity ownership.

3. Long-Term Debt

	Interest	March 31,	December 31,
(In thousands of dollars)	Rate	2003	2002

(A) Corporate:
(i) Convertible Debentures, due 2005	5-3/4%	$300,260	$320,007
(ii) Senior Notes, due 2006	9-1/8%	81,697	86,314
(iii) Senior Notes, due 2006	10-1/2%	75,000	75,000
(iv) Senior Notes, due 2007	8-7/8%	301,731	324,382
(v) Senior Notes, due 2007	8-3/4%	165,000	165,000
(B) Cable:
(i) Bank credit facilities	Floating	131,000	37,000
(ii) Senior Secured Second Priority Notes, due 2005	10%	411,896	412,789
(iii) Senior Secured Second Priority Notes, due 2007	7.600%	450,000	450,000
(iv) Senior Secured Second Priority Debentures, due 2007	10%	109,915	118,167
(v) Senior Secured Second Priority Notes, due 2012	7.875%	547,430	547,430
(vi) Senior Secured Second Priority Debentures, due 2014	9.65%	300,000	300,000
(vii) Senior Second Priority Debentures, due 2032	8.75%	312,700	312,700
(viii) Senior Subordinated Debentures, due 2015	11%	164,383	171,406
(C) Wireless:
(i) Bank credit facility	Floating	204,000	149,000
(ii) Senior Secured Notes, due 2006	10-1/2%	160,000	160,000
(iii) Senior Secured Notes, due 2007	8.30%	288,144	309,775
(iv) Senior Secured Debentures, due 2008	9-3/8%	433,121	433,121
(v) Senior Secured Notes, due 2011	9-5/8%	764,143	764,143
(vi) Senior Secured Debentures, due 2016	9-3/4%	219,722	229,987
(vii) Senior Subordinated Notes, due 2007	8.80%	263,122	282,875
(D) Media:
Bank credit facility	Floating	7,000	—
Obligations under mortgage and capital leases and other	Various	37,297	38,375

		$5,727,561	$5,687,471

The Company served notice of its intention to redeem its US$54.643 million 9-1/8% Senior Notes due January 15, 2006. The redemption date will be April 14, 2003, at a redemption price of $101.521 plus accrued interest.

4. Shareholders’ Equity

		March 31,	December 31,
(In thousands of dollars)		2003	2002

Capital stock issued, at stated value:
Preferred shares:
Held by subsidiary companies:
60,000	Series XXVII (2002- 60,000)	$60,000	$60,000
818,300	Series XXX (2002- 818,300)	10,000	10,000
300,000	Series XXXI (2002 - 300,000)	300,000	300,000

		370,000	370,000
Held by members of the Company’s share purchase plans:
135,836	Series E Convertible shares	2,327	2,327
Common shares:
56,240,494	Class A Multiple Voting shares	72,320	72,320
162,875,365	Class B Non-Voting shares (2002 - 158,784,358)	264,636	257,989

		709,283	702,636
Deduct:
Amounts receivable from employees under certain share purchase plans		5,003	6,274
Preferred shares of the Company held by subsidiary companies		370,000	370,000

Total capital stock		334,280	326,362
Convertible Preferred Securities		576,000	576,000
Contributed surplus		946,236	917,262
Deficit		(396,905)	(415,589)

Shareholders’ Equity		$1,459,611	$1,404,035

During the first quarter of 2003, the Company completed the following capital stock transactions:

(i)	2,700,000 Class B Non-Voting shares with a value of $35.2 million were issued as consideration for the acquisition of 3,000,000 subordinated voting shares of Cogeco Cable Inc. (Note 2(ii));

(ii)	On February 7, 2003, as per the conditions of the 2001 acquisition of Cable Atlantic Inc., the Company issued 1,329,007 Class B Non-Voting shares to the vendors. The vendors have disputed the Company’s calculation of the requisite number of shares to be issued. On January 24, 2003, the Company commenced an application to the Superior Court of Justice of Ontario for a declaration that the number of shares issued by the Company satisfies the Company’s obligations to the vendors;

(iii)	62,000 Class B Non-Voting shares were issued to employees upon the exercise of stock options for cash of $0.4 million.

As a result of the above transactions, $29.0 million of the issued amounts related to Class B Non-Voting shares was recorded in contributed surplus.

5. Calculation of Earnings (Loss) Per Share

	Three Months Ended
	March 31,
(In thousands, except per share amounts)	2003	2002

Numerator:
Net income (loss)	$23,735	$(97,563)
Distribution on Convertible Preferred Securities	(5,051)	(5,065)
Dividends accreted on Convertible Preferred Securities	(4,927)	(4,716)
Accretions on Preferred Securities	—	(4,742)

Net income (loss) - basic and diluted	$13,757	$(112,086)

Denominator: weighted average number of shares outstanding (in thousands):
Basic	216,595	210,373
Diluted	220,093	210,373
Net income (loss) per share - basic and diluted	$0.06	$(0.53)

6. Segmented Information

For the three months ended March 31, 2003				Corporate items	Consolidated
(In thousands of dollars)	Cable	Wireless	Media	and eliminations	total

Operating revenue	$428,007	$509,879	$196,726	$(11,462)	$1,123,150
Operating, general and administrative expenses	270,718	354,069	190,714	(1,624)	813,877

Operating income (loss) before the undernoted:	157,289	155,810	6,012	(9,838)	309,273
Management fees	8,560	2,834	2,449	(13,843)	—
Depreciation and amortization	119,346	119,124	8,759	1,090	248,319

Operating income	29,383	33,852	(5,196)	2,915	60,954
Interest:
Long-term debt	(56,419)	(48,008)	(1,504)	(17,616)	(123,547)
Intercompany	(2,117)	—	(12,160)	14,277	—
Intercompany dividends	1,436	—	10,666	(12,102)	—
Loss from investments accounted for by the equity method	—	—	194	(12,046)	(11,852)
Foreign exchange gain	16,991	52,289	45	51,142	120,467
Investment and other income (loss)	616	(124)	396	117	1,005
Income tax expense	(2,379)	(1,378)	(190)	(3,186)	(7,133)
Non-controlling interest	—	—	—	(16,159)	(16,159)

Net income (loss) for the period	$(12,489)	$36,631	$(7,749)	$7,342	$23,735

Plant, property and equipment expenditures	$98,269	$77,693	$13,276	$(288)	$188,950

6. Segmented Information (cont’d)

For the three months ended March 31, 2002				Corporate items	Consolidated
(In thousands of dollars)	Cable	Wireless	Media	and eliminations	total

Operating revenue	$380,473	$438,326	$176,817	$(10,985)	$984,631
Operating, general and administrative expenses	249,159	327,476	172,583	(3,628)	745,590

Operating income (loss) before the undernoted:	131,314	110,850	4,234	(7,357)	239,041
Management fees	7,588	2,752	2,226	(12,566)	—
Change in estimates of sales tax and CRTC contribution liabilities	—	(12,331)	—	—	(12,331)
Depreciation and amortization	117,573	109,528	5,291	3,469	235,861

Operating income	6,153	10,901	(3,283)	1,740	15,511
Interest:
Long-term debt	(39,919)	(47,390)	(2,701)	(18,626)	(108,636)
Intercompany	(3,484)	—	(14,650)	18,134	—
Intercompany dividends	1,243	—	17,308	(18,551)	—
Gain on sale of investments	—	—	—	767	767
Writedown of investments	(2,000)	—	—	—	(2,000)
Loss from investments accounted for by the equity method	—	—	(840)	(13,415)	(14,255)
Foreign exchange gain (loss)	(593)	(441)	72	(394)	(1,356)
Investment and other income (loss)	187	78	130	4,208	4,603
Income tax expense	(2,370)	(1,576)	(74)	(6,348)	(10,368)
Non-controlling interest	—	—	—	18,171	18,171

Loss for the period	$(40,783)	$(38,428)	$(4,038)	$(14,314)	$(97,563)

Plant, property and equipment expenditures	$134,272	$101,195	$6,065	$511	$242,043

7. Consolidated Statement of Cash Flows

The change in non-cash working capital items is as follows:

	Three Months Ended March 31,
(In thousands of dollars)	2003	2002

Decrease (increase) in accounts receivable	$57,533	$64,983
Increase (decrease) in accounts payable and accrued liabilities	(189,888)	(84,807)
Increase (decrease) in unearned revenue and other assets	(35,510)	(40,718)

	$(167,865)	$(60,542)

8. Related Party Transactions

(i)	The Company has entered into certain transactions in the normal course of business with AT&T Wireless Services Inc. (“AWE”), a shareholder of a subsidiary company, and with certain broadcasters in which the Company has an equity interest as follows:

	Three Months Ended
	March 31,
(In thousands of dollars)	2003	2002

Roaming revenue billed to AWE	$(2,975)	$(2,716)
Roaming expense paid to AWE	4,303	4,915
Fees paid to AWE for over-air activation	146	252
Access fees paid to broadcasters accounted for by the equity method	4,195	4,305

	$5,669	$6,756

(ii)	In addition to the transactions described above, the Company conducts certain transactions in the normal course of business with organizations, the partners or senior officers of which are directors of the Company and/or its subsidiary companies. Amounts paid by the Company to such organizations for the three months ended March 31, 2003, excluding the amounts disclosed above, for telecommunications services, bank interest and broadcast access fees totalled approximately $14.5 million. In addition, the Company also paid amounts to such organizations during the three-month period for legal services, commissions on premiums for insurance coverage, and other advisory fees of approximately $0.8 million.

9. Stock-Based Compensation Pro Forma

For stock options granted to employees, had the Company determined compensation costs based on the “fair values” at grant dates of the stock options granted by RCI and Wireless consistent with the method prescribed under CICA Handbook Section 3870, the Company’s loss per share would have been reported as the pro forma amounts indicated below:

	Three Months Ended
	March 31,
(In thousands of dollars, except per share amounts)	2003	2002

(Based on all issued and outstanding options)
Net income (loss) for the period, as reported	$23,735	$(97,563)
Stock-based compensation expense - RCI	(5,956)	(7,108)
Stock-based compensation expense - RWCI	(1,517)	(1,612)

Pro forma net income (loss) for the period	$16,262	$(106,283)

Net income (loss) per share, as reported - basic and diluted	$0.06	$(0.53)
Effect of stock-based compensation - basic and diluted	$(0.03)	$(0.04)
Pro forma income (loss) per share - basic and diluted	$0.03	$(0.57)

Under the transitional rules, CICA Handbook Section 3870 allows companies to include only options issued subsequent to December 31, 2001, in the pro forma calculation of net income (loss) for the year. Based on stock options issued subsequent to December 31, 2001, stock-based compensation expense for the three months ended March 31, 2003, would have been $0.4 million (2002 - $0.1 million) and pro forma net income for the quarter would have been $23.7 million or $0.06 per basic and diluted earnings per share (2002 - loss of $97.7 million or $0.53 per share).

The weighted average estimated fair value at the date of the grant for the RCI options granted for the three months ended March 31, 2003, was $7.19 per share (2002 - $10.78). No Wireless options were issued during the first quarter of 2003. The weighted average fair value, at the date of the grant for the Wireless options granted for the three months ended March 31, 2002 was $9.07 per share. The “fair value” of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	Three Months Ended
	March 31,
	2003	2002

Risk-free interest rate	4.18%	4.67%
Dividend yield	—	—
Volatility factor of the future expected market price of RWCI’s Class B Restricted Voting shares	—	50.08%
Volatility factor of the future expected market price of RCI’s Class B Non-Voting shares	48.88%	48.98%
Weighted average expected life of the options	6.7 years	5 years

For the purposes of pro forma disclosures, the estimated “fair value” of the options is amortized to expense over the options vesting period on a pro-rated straight-line basis.

10. Guarantees and Indemnities

(a)	The Company has provided indemnifications to certain employees who serve in a capacity as a representative of the Company on the boards of other companies.

(b)	The Company has made certain warranties and indemnities to the purchasers with respect to the sale of shares of Bowdens Media Monitoring Limited and Rogers American Cablesystems Inc. (Cable Alaska). These warranties and indemnifications are subject to certain expiry dates and are limited in both cases to the total purchase price paid. To date, there have been no claims under the warranties and indemnities and the Company does not anticipate that any will occur.

Supplemental Information

The following table outlines the reclassification of historical quarterly Wireless subscriber and revenue categories to conform to current presentation.

	1Q02	2Q02	3Q02	4Q02	FY02

Gross postpaid additions
As reported:
Voice	182,700	204,100	217,500	279,200	883,500
Data and two-way messaging	20,500	7,500	9,000	7,000	44,000
Adj. for resale two-way customers	(14,000)	(1,400)	(1,300)	(100)	(16,800)

As reclassified	189,200	210,200	225,200	286,100	910,700

Net postpaid additions
As reported:
Voice	54,200	71,300	71,300	123,100	319,900
Data and two-way messaging	16,200	4,000	3,700	3,100	27,000
Adj. for resale two-way customers	(12,700)	(200)	100	1,200	(11,600)

As reclassified	57,700	75,100	75,100	127,400	335,300

Total postpaid subscribers
As reported:
Voice	2,311,400	2,382,700	2,454,000	2,577,100	2,577,100
Data and two-way messaging	70,900	74,900	78,600	81,700	81,700
Adj. for resale two-way customers	(30,600)	(30,800)	(30,700)	(29,500)	(29,500)

As reclassified	2,351,700	2,426,800	2,501,900	2,629,300	2,629,300

Network Revenue (in millions of dollars)
Postpaid (Voice and Data)	$371.9	$402.0	$426.8	$432.1	$1,632.8
Prepaid	20.6	22.4	26.9	21.2	91.1
One-way messaging	9.1	9.1	8.9	8.3	35.4

Network Revenue (as reported)	$401.6	$433.5	$462.6	$461.6	$1,759.3

Sales and marketing cost per gross addition (excluding retention) (in dollars)
As reported	$360	$387	$365	$398	$379
As reclassified	377	390	366	398	384
Postpaid ARPU (in dollars)
As reported:
Voice	$53.55	$56.22	$57.97	$56.65	$56.11
Data and two-way messaging	25.18	27.68	30.98	28.00	28.15
As reclassified - Voice and Data	53.37	56.07	57.86	56.42	55.95

[Additional columns below]

[Continued from above table, first column(s) repeated]

	1Q01	2Q01	3Q01	4Q01	FY01

Gross postpaid additions
As reported:
Voice	159,600	179,000	212,300	249,300	800,200
Data and two-way messaging	6,600	8,800	8,000	13,300	36,700
Adj. for resale two-way customers	(1,500)	(2,200)	(2,700)	(7,200)	(13,600)

As reclassified	164,700	185,600	217,600	255,400	823,300

Net postpaid additions
As reported:
Voice	21,400	46,600	55,400	74,100	197,500
Data and two-way messaging	5,500	6,600	5,400	10,400	27,900
Adj. for resale two-way customers	(1,200)	(1,700)	(2,000)	(5,700)	(10,600)

As reclassified	25,700	51,500	58,800	78,800	214,800

Total postpaid subscribers
As reported:
Voice	2,081,100	2,127,700	2,183,100	2,257,200	2,257,200
Data and two-way messaging	32,300	38,900	44,300	54,700	54,700
Adj. for resale two-way customers	(8,500)	(10,200)	(12,200)	(17,900)	(17,900)

As reclassified	2,104,900	2,156,400	2,215,200	2,294,000	2,294,000

Network Revenue (in millions of dollars)
Postpaid (Voice and Data)	$335.9	$366.4	$379.0	$376.0	$1,457.3
Prepaid	13.7	15.9	19.1	22.3	71.0
One-way messaging	12.7	11.3	10.2	9.3	43.5

Network Revenue (as reported)	$362.3	$393.6	$408.3	$407.6	$1,571.8

Sales and marketing cost per gross addition (excluding retention) (in dollars)
As reported	$296	$313	$277	$290	$293
As reclassified	297	315	279	295	296
Postpaid ARPU (in dollars)
As reported:
Voice	$54.01	$57.51	$58.03	$56.17	$56.39
Data and two-way messaging	29.00	24.71	28.49	28.13	27.54
As reclassified - Voice and Data	53.70	57.22	57.76	55.93	56.16

Cautionary Statement Regarding Forward Looking Information

This news release includes certain forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. The Company cautions that actual future performance will be affected by a number of factors, including technological change, regulatory change and competitive factors, many of which are beyond the Company’s control. Therefore, future events and results may vary substantially from what the Company currently foresees. The Company is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise. Important additional information identifying risks and uncertainties is contained in the management’s discussion and analysis portion of the Company’s most recent annual report, filed with the Ontario Securities Commission.

Throughout this document, percentage changes are calculated using numbers rounded to the decimal to which they appear. All dollar amounts are in Canadian dollars unless otherwise indicated.

About the Company

Rogers Communications Inc. (TSX: RCI.A and RCI.B; NYSE: RG) is Canada’s national communications company, which is engaged in cable television, Internet access and video retailing through Rogers Cable Inc.; digital PCS, cellular, data communications and paging through Rogers Wireless Communications Inc.; and radio, television broadcasting, televised shopping and publishing businesses through Rogers Media Inc.

For further information (investors and analysts):

Bruce M. Mann, 416.935.3532, bmann2@rci.rogers.com
Eric Wright, 416.935.3550, ewright@rci.rogers.com

For further information (media):

Jan L. Innes, 416.935.3525, jinnes@rci.rogers.com

Quarterly Investment Community Conference Call

As previously announced, a live Webcast of a quarterly results conference call with the investment community will be broadcast via the Internet at www.rogers.com/webcast beginning 10:00 a.m. ETN on April 17, 2003. A re-broadcast of this call will be also available on the Webcast Archive page of the Investor Relations section of www.rogers.com for a period of at least two weeks following the call.

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